Exhibit 12

                          Fleming Companies, Inc.
           Computation of Ratio of Earnings to Fixed Charges

                                         40 Weeks Ended
                                   September 30,   October 02,
(In thousands of dollars)              2000           1999
Earnings:
  Pretax loss                       $(139,230)      $(55,200)
  Fixed charges, net                  151,112        148,841

       Total earnings               $  11,882       $ 93,641

Fixed charges:
  Interest expense                  $ 131,659       $127,240
  Portion of rental charges
    deemed to be interest              19,058         21,251
    Capitalized interest                  440            428

       Total fixed charges          $ 151,157       $148,919

Deficiency                          $ 139,275       $ 55,278

Ratio of earnings to fixed charges       0.08           0.63

"Earnings" consists of income before income taxes and fixed charges excluding capitalized interest. Capitalized interest amortized during the respective periods is added back to earnings.

"Fixed charges, net" consists of interest expense, an estimated amount of rental expense which is deemed to be representative of the interest factor and amortization of capitalized interest.

The pro forma ratio of earnings to fixed charges is omitted, as it is not applicable.

Under the company's long-term debt agreements, "earnings" and "fixed charges" are defined differently and amounts and ratios differ accordingly.

Results excluding strategic plan adjustments and one-time items are as follows:

                                          40 Weeks Ended
                                    September 30,   October 02,
(In thousands of dollars)               2000           1999
Total Earnings                         222,354       195,346
Total Fixed Charges                    151,157       148,919

Ratio of earnings
    to fixed charges                      1.47          1.31